UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)

CNA SURETY CORPORATION
(Name of Subject Company)
CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)
Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein Timothy P. FitzSimons Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary I. Horowitz Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-7113

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment No. 5”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by CNA Surety Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, relating to the tender offer commenced by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), pursuant to which Purchaser has offered to purchase all the outstanding Common Stock, par value $0.01 per share (the “Shares”) of the Company not owned by CNA Financial and its subsidiaries (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and in a Schedule 13E-3 Transaction Statement, both of which were filed with the SEC on May 11, 2011.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5.
Item 8 Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“The Offer Expiration
     The Offer expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011. According to Wells Fargo Bank, N.A., the Depository for the Offer, a total of 14,711,891 Shares had been validly tendered and not withdrawn in the Offer, with an additional 376,057 Shares tendered by notice of guaranteed delivery. The tendered Shares (excluding shares tendered subject to guaranteed delivery procedures) represent approximately 84% of the outstanding Shares not owned by CNA Financial and its subsidiaries. The number of Shares tendered pursuant to the Offer satisfies the non-waivable “majority-of-minority” condition to the Offer. The Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer. Upon purchase of the tendered Shares, CNA Financial and its subsidiaries will own approximately 94% of the outstanding Shares.
     Pursuant to the terms and conditions of the Merger Agreement, Purchaser intends to complete a short-form merger with and into the Company as soon as practicable. No vote of the Company’s stockholders will be required in connection with the Merger. As a result of the Merger, all Shares held by the remaining minority stockholders of the Company will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $26.55 per Share in cash, the same consideration paid in the Offer. Following the completion of the Merger, the Company’s common stock will cease to be traded on the New York Stock Exchange.
     On June 9, 2011, CNA Financial issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached to Amendment No. 4 to the Schedule TO as Exhibit (a)(5)(iii) and is incorporated herein by reference.”
Item 9 Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

“(a )(5)(v)	Press release issued June 9, 2011 (incorporated by reference to (a)(5)(iii) to Amendment No. 4 to the Schedule TO filed by CNA Financial Corporation, filed June 9, 2011).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNA SURETY CORPORATION
By:	/s/ Rosemary Quinn
	Name:	Rosemary Quinn
	Title:	Senior Vice President, General Counsel and Secretary

Dated: June 9, 2011